UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

2020 Robert Bourassa

Suite 200

Montreal, Québec

Canada

H3A 2A5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

As previously reported, on August 13, 2020, Birks Group Inc. (the “Company”) was notified by the NYSE American LLC (“NYSE American”) that it was not in compliance with the continued listing standards set forth in Section 1003(a)(ii) of the NYSE American Company Guide (the “Company Guide”). That section applies if a listed company has stockholders’ equity of less than U.S. $4.0 million and has reported losses from operations and/or net losses in three of its four most recent fiscal years. Furthermore, on December 9, 2020, the Company was notified by the NYSE American that it was not in compliance with the continued listing standards set forth in Section 1003(a)(i) of the Company Guide. That section applies if a listed company has stockholders’ equity of less than U.S. $2.0 million and has reported losses from operations and/or net losses in two of its three most recent fiscal years. Lastly, on June 25, 2021, the Company was notified by the NYSE American that it was not in compliance with the continued listing standards as set forth in Section 1003(a)(iii) of the Company Guide which applies if a listed company has stockholders’ equity of less than U.S. $6.0 million and has reported losses from operations and/or net losses in its five most recent fiscal years.

In accordance with the procedures and requirements of Section 1009 of the Company Guide, the Company submitted its plan of compliance on September 6, 2020 addressing how the Company intended to regain compliance with Section 1003(a)(ii) of the Company Guide. On October 22, 2020, the NYSE American notified the Company that it accepted the compliance plan and granted the Company an extension for its continued listing until February 6, 2022 (the “Plan Period”). During the Plan Period, the Company submitted quarterly plan updates for review by the NYSE American, such quarterly updates were all accepted by the NYSE American.

As shown below, the Company’s pro forma stockholders’ equity as of February 6, 2022, is approximately U.S. $7.1 million which is above the U.S. $6.0 million required to comply with Sections 1003(a)(i) through (iii) of the Company Guide as of the end of the Plan Period. As a result, the Company received a letter from the NYSE American confirming that the Company regained compliance with Sections 1003(a)(i), (ii) and (iii) of the Company Guide as of the end of the Plan Period.

Stockholder’s equity	September 25, 2021* As reported	F/X impact*	Adjustments*	February 6, 2022 Pro-Forma
USD$ 000’s
Voting common stock	75,058	(163)	323	75,218
Additional paid-in capital	14,408	(31)	4,258	18,635
Accumulated deficit—opening	(90,512)	197	—	(90,315)
Current earnings	781	(2)	2,880	3,659
Accumulated other comprehensive income	(84)	0	12	(71)

Total stockholder’s equity	(348)	1	7,473	7,126

*Unaudited

The pro forma financial information above is provided for informational purposes only and has not been audited by our independent auditors.

On February 7, 2022, the Company issued a press release regarding the matters discussed above. A copy of the press release is attached as Exhibit 99.1 hereto.

CONTENTS

The following document of the Registrant is submitted herewith:

99.1	Press release dated February 7, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Katia Fontana
Katia Fontana
Date: February 7, 2022		Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Press release dated February 7, 2022